Exhibit 99.1

FORBES MEDI-TECH INC.

REPORT OF VOTING RESULTS

Forbes Medi-Tech Inc. (the “Company”) reports that at its Annual General and Special Meeting held on August 16, 2010 (the “Meeting”), the following resolutions were voted on by a show of hands with the following outcome. Also shown are the proxy votes on each matter, as a percentage of all proxy votes cast on such matter.

Resolution	Outcome and Proxy report
Ordinary resolution to appoint KPMG LLP as auditor and to authorize the directors to fix the remuneration of the auditor.	Outcome:	Approved

	Proxies:	For: 87.26%
Withheld: 12.74%
Ordinary resolutions to elect management nominees as directors.	Outcome:	Management Nominees Elected by Acclamation
	Director	For	Withheld
	Charles Butt	90.95%	9.05%
	Joe Dunne	91.10%	8.90%
	Nitin Kaushal	91.04%	8.96%
	Greg Anderson	91.08%	8.92%

The Meeting was adjourned with respect to the special business until such time as may be determined by the board of directors of the Meeting. For further information regarding the adjournment of the Meeting, see the press release of the Company filed on www.sedar.com on August 16, 2010.